Skadden, Arps, Slate, Meagher & Flom llp
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DIRECT DIAL 212-735-2482 DIRECT FAX 917-777-2482 EMAIL ADDRESS steven.grigoriou@SKADDEN.COM	April 8, 2011	HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO VIENNA

VIA EDGAR
Dominic Minore
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Special Value Continuation Fund, LLC ("SVCF") and
Special Value Continuation Partners, LP ("SVCP," and
together with SVCF, the "Funds")
Joint Consent Solicitation Statement

Dear Mr. Minore:

We received oral comments to the Joint Consent Solicitation Statement filed on March 8, 2011 (File No. 811-21936 for SVCF and File No. 811-21935 for SVCP) (the "Consent Solicitation Statement") pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940 (the "1940 Act") from you on March 25, 2011 and from Kevin Rupert and Jaime Eichen regarding accounting matters on March 30, 2011.

The Funds have considered these comments and have authorized us to make on their behalf the responses and amendments to the Consent Solicitation Statement discussed below.  For ease of reference, we have included your comments below followed by our responses.  The captions and page numbers we use below generally correspond to those the Funds use in their Consent Solicitation Statement.

Securities and Exchange Commission
April 8, 2011

Comment 1:  Please provide us with analysis as to why SVCF's interest in SVCP constitutes an Eligible Portfolio Security.

Response:  We believe that, as a result of SVCF's obligation to consolidate SVCP under Rule 6-03(a) of Regulation S-X, Section 55 of the 1940 Act treats the assets of SVCP as the assets of SVCF for purposes of determining compliance by SVCF with the investment requirements of Section 55 of the 1940 Act.

We believe that Section 55(a) requires that SVCF test its Section 55(a) compliance on a consolidated basis.  As a result, we believe that SVCP is disregarded so that testing of eligible portfolio company status is performed with regard to its assets rather than itself.
Section 55(a) bases its 70% requirement on the total assets of the business development company ("BDC").  For this purpose section 55(b) specifies that the value of a BDC's assets must be determined as of the date of its most recent financial statements filed with the SEC.  Regulation S-X 6-03 obligates SVCF to consolidate SVCP's assets, liabilities and operations with its own because both are registered investment companies subject to presenting their financial statements in accordance with Regulation S-X-6 and because SVCP is a subsidiary of SVCF.  This reporting regime will apply with equal force when SVCF elects BDC status.  Consequently, SVCF's balance sheet and schedule of investments reflect all of the assets held by SVCP and SVCF without any differentiation as to which assets are held by which entity.  In these circumstances, for purposes of Section 55 we think that the combined statutory references to "total assets" and the "most recent financial statements filed" by the BDC require looking at the total assets of SVCF as set forth on its financial statements.

In addition, when Congress intended that an issuer not consolidate for purposes of a test under the 1940 Act, it expressly provided that result.  Thus, Section 3(a)(1)(C) expressly provides that its test for investment company status applies on an unconsolidated basis.

We understand that at least one BDC may have, relatively recently, taken the view that Section 55 could apply on an unconsolidated basis and that consequently no-action or exemptive relief was required.  In NGP Capital Resources Co., SEC no-action, December 28, 2007, the company asked for no-action relief under both the consolidation rules under Regulation S-X 6-03(d) and Section 55 of the 1940 Act in order to consolidate a subsidiary excluded from investment company status by Section 3(c)(7) and to look through to the assets of such subsidiary for purposes of section 55.  It was, of course, necessary for the company to request no-action relief to obtain consolidation of a subsidiary that is not consolidatable under normal application of Regulation S-X-6 because the subsidiary is not an investment company.

Securities and Exchange Commission
April 8, 2011

However, once consolidation relief was obtained, the only reason to ask for relief under Section 55 would be a concern that the consolidation relief would not automatically apply to resolve the Section 55 question.  In this regard, prior no action letters seeking relief to consolidate non-investment company subsidiaries and eliminate any separate filing requirement for the subsidiary never requested Section 55 relief even though presumably it would have been as important to such companies as it was to the company in the NGP letter.  Rather it appears that counsel for these companies determined - - correctly, in our view - - that once parent and subsidiary were consolidated, section 55 would automatically apply on a consolidated basis.  See Walnut Financial Services, Inc., SEC no-action, March 31, 1998; Allied Capital Corporation II, SEC no-action, May 3, 1990; Allied Capital Corporation, SEC no-action, December 14, 1990.  We also found five exemptive orders that included permission to consolidate as part of other relief being requested.  Only one of these included a request for relief under Section 55, and that was for clearly otherwise impermissible treatment of Section 3(c) subsidiaries as eligible portfolio companies and not for the result we believe is the proper reading of Section 55.

We also believe that this result is not open to abuse inasmuch as Section 12(d)(1) would dictate that assets qualifying under Section 55(a)(1)-(5) could only be held at the subsidiary master fund (and its subsidiaries), thereby obviating any concern that the structure could be used to artificially affect results under Section 55 analysis.

Accordingly, we believe, as stated earlier, that Section 55 should be applied on a consolidated basis.  In that regard it is also the case that SVCF and SVCP could make essentially the same representations as were made in the NGP letter.

Based on recent discusions with the Chief Counsel's office, the staff anticipates that a favorable no-action letter will be issued in the very near term and that SVCF will be able to rely on that letter. Disclosure has been added relating to this point on page 4.

Comment 2:  Consent Solicitation Statement: Please include on the first page the following statement, "The Securities and Exchange Commission has not passed upon the adequacy of this Consent Solicitation Statement. Any representation to the contrary is a criminal offense."

Response:  The requested statement has been made.

Comment 3:  Consent Solicitation Statement: Disclose, if true, that the adviser has no experience managing a BDC.

Response:  The requested statement has been added in the "Questions and Answers—Why did the Boards approve the Conversion Proposals and the Conversion?."

Comment 4:  Consent Solicitation Statement: Please disclose, if true, that there are no tax consequences to current shareholders.

Securities and Exchange Commission
April 8, 2011

Response:  There are no tax consequences to current shareholders.  Please see "Questions and Answers—What will be the U.S. federal income tax consequences of the Conversion?".

Comment 5:  Consent Solicitation Statement:  Please disclose, as applicable, whether the Funds will be required to sell any assets to conform to BDC portfolio requirements under the 1940 Act.

Response:    The Funds have added a statement under "Questions and Answers—How will a consent to the Conversion Proposals affect shareholders?" and "Appendix A — Comparison of CECs and BDCs" that their portfolios currently comply with the requirements of Section 55 of the 1940 Act and that accordingly, they will not be required to sell any assets for the purpose of achieving compliance with Section 55 of the 1940 Act.

Comment 6:  Consent Solicitation Statement—Proposal 2—Consent to the New Investment Management Agreements and Amended and Restated Limited Partnership Agreement—Introduction: If feasible, please redraft the description of the total return limitation using more plain English.

Response:  We have revised the total return limitation using more plain English.

Comment 7:  Consent Solicitation Statement: Please inform us if the Funds have, or had, any intention to do a securitization, as we may have further comment.

Response:  The Funds do not hold equity in any securitization vehicle and do not currently intend to securitize any of their assets.

Comment 8:  Consent Solicitation Statement—Proposal 1—Consent to Conversion of SVCF from a Delaware Limited Liability Company to a Delaware Corporation—Introduction—Conversion to a Corporation:  Please add disclosure regarding the risk that SVCP may have insufficient liquidity to redeem the Series A Cumulative Preferred Interests and repay the Senior Facility when due.

Response:  We have added additional risk disclosure.

Comment 9:  Consent Solicitation Statement—Proposal 1—Consent to Conversion of SVCF from a Delaware Limited Liability Company to a Delaware Corporation—Introduction—Rights of Shareholders:  Please delete "reference to Delaware law, and" in the sentence beginning with "This summary is not intended to…"  Please delete the sentence, "In addition, the identification of certain of the differences as material is not intended to indicate that other differences that are equally important do not exist."  Please replace "referenced" with "included or summarized" in the sentence beginning with, "You should carefully read this entire Consent Solicitation Statement…". Please include disclosure that all material documents are included or summarized in the Consent Solicitation Statement.  Please delete the phrase "While SVCF believes that this summary covers the material differences in rights…" in the sentence beginning "While SVCF believes that…".

Securities and Exchange Commission
April 8, 2011

Response:  The requested changes have been made.

Comment 10:  Consent Solicitation Statement—Proposal 1—Consent to Conversion of SVCF from a Delaware Limited Liability Company to a Delaware Corporation—Introduction—Comparison of Rights:  If any state statute involving an alteration of voting rights may be invoked by SVCF, please disclose.

Response:  We confirm that none apply and note that SVCF will be incorporated in Delaware and not in Maryland.

Comment 11: Consent Solicitation Statement—Proposal 2—Consent to the New Investment Management Agreements and Amended and Restated Limited Partnership Agreement—Fees and Expenses:  Please include a pro-forma example similar to the example required by Item 3 in Form N-2.

Response:  An example has been added as requested.

Comment 12:  Consent Solicitation Statement—Proposal 2—Consent to the New Investment Management Agreements and Amended and Restated Limited Partnership Agreement—Fees and Expenses:  Please clarify that administration costs under the at cost administration agreement are included in "Other Expenses".

Response:  The requested change has been made.

Comment 13:  Consent Solicitation Statement: Please confirm, if true, that the conversion to a BDC will not adversely impact the ability of either Fund of their use of capital loss carryforwards.

Response:  Please see "Questions and Answers—What will be the U.S. federal income tax consequences of the Conversion?" for confirmation of your request.

Comment 14:  Consent Solicitation Statement—Vote Required for an Action by Written Consent and Manner of Voting for the Proposals:  Please include disclosure that SVCF will continue to "pass-through" its votes to its common shareholders and vote all of its interests in SVCP in the same proportion and same manner as shareholders vote their shares of SVCF after the conversion to a BDC.

Securities and Exchange Commission
April 8, 2011

Response:  The requested disclosure has been added.

Comment 15:  Consent Solicitation Statement—Additional Information:  Include the approximate dollar amount of the costs of the consent solicitation and that the costs will be borne indirectly by current shareholders.

Response:  The requested statement has been made.

Comment 16:  Consent Solicitation Statement—Appendix A—Comparison of CECs and BDCs:  Please delete sentence beginning with, "In addition, the identification of certain of the differences…"

Response:  The requested change has been made.

Comment 17:  Consent Solicitation Statement:  Insert cross references to "Appendix A—Comparison of CECs and BDCs" in the following sections:  Key Changes, Questions and Answers, and Purpose of the Action by Written Consent.

Response:  The Funds have a cross reference to Appendix A in "Questions and Answers—How will a consent to the Conversion Proposals affect shareholders?"  The other requested inclusions have been made.

Comment 18:  Consent Solicitation Statement—Proposal 2—Consent to the New Investment Management Agreements and Amended and Restated Limited Partnership Agreement—Fees and Expenses:  If SVCF intends to be willing to complete the conversion to a BDC and initial public offering at less than $150 million and if the pro forma figures in the expense table would be higher at such lower initial public offering figure, please base the pro forma expense table on such smaller initial public offering.

Response:  $150 million is the amount SVCF wishes to raise in its initial public offering.  Although it is SVCF's Board of Directors that will ultimately need to determine the optimal size and share price of the offering, SVCF is unlikely to be willing to complete an offering at a substantially lower amount due to various considerations including the benefits of a sizable public float, the size of other BDC initial public offerings and the size at which material expense savings can be achieved.  Consequently, the Funds believe that the pro-forma column for the fee change and IPO appearing in the expense table appearing in preliminary Consent Solicitation Statement is appropriate.

Securities and Exchange Commission
April 8, 2011

Comment 19:  In "Questions and Answer—How will the Conversion affect the Funds' expenses?" please reflect the incentive compensation in respect of realized capital gain.

Response:  Disclosure has been added.

Comment 20:  With respect to Proposal 2, please disclose where appropriate that the total return limitation has the effect of postponing and not eliminating the opportunity for incentive compensation.

Response:  Disclosure to the effect requested has been added.

Comment 21:  Please consider inclusion of the incentive compensation provisions expressed as a mathematical formula.

Response:  We believe that the provisions are not conducive to a simple formula, that a complex formula will require essentially the same definitional material as already appears and that the existing explanation together with examples provides adequate disclosure.

Comment 22:  Please consider adding the line graph showing the impact of the "catch up."

Response:  A line graph showing the impact of the catch up has been added.

Comment 23:  Please be certain that December 31, 2012 is expressed as the starting point for valuation for calculating performance for incentive compensation.

Response:  The Consent Solicitation Statement contains such disclosure at "Proposal 2—Consent to the New Investment Management Agreements and Amended and Restated Limited Partnership Agreement—Comparison of Agreements—Incentive Compensation" and the definition of "contributed common equity" under the same section.

Comment 24:  In the sixth paragraph under "Incentive Compensation" on page 15, consider whether the phrase "unrealized capital depreciation at the end of the period" is preferable to "cumulative unrealized capital depreciation," which someone might read not to take into account reversal of depreciation or conversion of depreciation into realized losses.

Response:  We have modified the disclosure to include the term "net" unrealized capital depreciation, which we think accomplishes the same clarification.

Comment 25:  Will the calculation of total return for purposes of incentive compensation be the same as for the financial highlights?  If not, please include disclosure explaining the differences.

Securities and Exchange Commission
April 8, 2011

Response:  We have added the following disclosure to "Proposal 2—Consent to the New Investment Management Agreements and Amended and Restated Limited Partnership Agreement—Comparison of Agreements—Incentive Compensation:"

"Upon Conversion, the financial highlights in the notes to our financial statements will include a calculation of total return based on the change in the market value of our shares.  The financial highlights in the notes to our financial statements may also include a calculation of total return based on the change in the Fund's net asset value from period to period.  The total return limitation for purposes of the incentive compensation calculations is based on the stated elements of return: ordinary income before incentive compensation, realized capital gain and loss and unrealized capital appreciation and depreciation.  It differs from the total return based on the market value or net asset value of our shares in that it is a cumulative measurement that is compared to our daily weighted-average contributed common equity rather than a periodic measurement that is compared to our net asset value or market value, and in that it excludes incentive compensation."

Comment 26:  In the examples of the "Income Portion of the Incentive Compensation", is "cumulative annual total return" intended to mean the same thing as "cumulative total return …. an 8% annual return on …." on page 15?  If so, should these phrases be harmonized?

Response:  We have made conforming changes and added explanatory language.

Comment 27:  Consider adding a statement in the examples or an additional example in the "Capital Gains Portion of the Incentive Compensation" regarding the catch up scenario and the possibility that the gains were realized in an earlier year.

Response:  We have added additional textual disclosure in the examples regarding these points.

Comment 28:  On page 19 under "Other Expenses," please state that the investment adviser is not responsible for such expenses under the advisory agreements and that none of the services are subject to section 15(c) of the 1940 Act.

Response:  The requested statements have been added.

Comment 29:  In the expense table add a column showing the impact of the new fee structure on the basis of December 31, 2010 data without any IPO proceeds or change in leverage.

Response:  The requested disclosure has been made.

Securities and Exchange Commission
April 8, 2011

Comment 30:  Please confirm to us that there is not an intention to increase available leverage in the first 12 months after the offering or include such additional leverage in the expense table.

Response:  The Funds do not intend within the first 12 months after completion of the IPO to increase leverage beyond the level included in the pro-forma column for the IPO in the expense table.

Comment 31:  In the notes to the expense table please describe the conditions to the IPO.

Response:  The requested disclosure has been added.

Comment 32:  Please confirm to us that for periods beginning on or after January 1, 2013 (i) notes to the financial statements after the IPO and adoption of the new incentive fee structure will include (A) if the total return hurdle is satisfied, separate identification of the amount of income incentive and capital gain incentive payable; (B) if the total return hurdle is not satisfied, separate identification of the amount of accumulated income incentive and capital gain incentive that will become payable if the total return hurdle is satisfied and the cumulative annual total return figure; and (C) a statement that the cumulative amount of capital gain incentive compensation will not at any time exceed the amounts permitted under Section 205(b)(3) of the Advisers Act; and (ii) the financial statements will contain an accrual for capital gain incentive compensation if both the total return hurdle is satisfied and the cumulative realized capital gain and unrealized capital appreciation at the end of the period exceeds the cumulative realized capital losses and unrealized capital depreciation at the end of the period (except to the extent the staff determines that such accruals are not required with respect to one or more classes of investments or investment companies).

Response:  The Funds confirm the foregoing request.

"Tandy" Representation

With respect to the Consent Solicitation Statement, each of SVCF and SVCP hereby acknowledges the following:

The disclosure in the filing is the responsibility of each of SVCF and SVCP.  Each of SVCF and SVCP acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Consent Solicitation Statement and staff comments or changes in response to staff comments in the proposed disclosure in the Consent Solicitation Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  Each of SVCF and SVCP also represents to the Securities and Exchange Commission (the "Commission") that the Commission is not foreclosed from taking any action with respect to the filing and each of SVCF and SVCP represents that it will not assert the staff's review of the preliminary Consent Solicitation Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 8, 2011

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-2482 or Richard T. Prins at (212) 735-2790.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou, Esq
cc:	Richard T. Prins, Esq.
Michael K. Hoffman, Esq.